Filed by: Enersis Américas S.A. (Commission File No. 001-12440) pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Endesa Américas S.A. (Commission File No. 001-37724)
Form F-4 Registration No. 333-211405

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registration Record No. 175

Santiago, November 24, 2016

Ger. Gen. No.  81/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

            Re: Significant Event

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of 1989 issued by the Superintendence, I hereby inform you of the following significant event:

Today, the Board of Directors of Enersis Américas S.A. (the “Company”), has approved the Industrial Plan of Enersis Américas Group for the period of 2017-2019.

A copy of the aforementioned Industrial Plan can be found on the Company’s website at the following link www.enersis.cl.

Considering that the contents of the Industrial Plan are based on projections and hypotheses that may or may not come true in the future, its effects cannot be established at this time.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.             Banco Central de Chile (Central Bank of Chile)

      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

      Bolsa de Comercio de Santiago (Santiago Stock Exchange)

      Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

      Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

      Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

      Depósito Central de Valores (Central Securities Depositary)

      Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: November 29, 2016